Exhibit 99.2

Other than information relating to Ellomay Luzon Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd., or Ellomay Luzon Energy), the disclosures contained herein concerning Dorad Energy Ltd., or Dorad, and the power plant owned by Dorad, or the Dorad Power Plant, are based on information received from Dorad. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All reference herein to the “2024 Annual Disclosure” are to the immediate report provided to the holders of the Company’s Series E Secured Debenture, submitted to the Israel Securities Authority on March 31, 2025 (filing number 2025-02-023406) and submitted on a Form 6-K to the US Securities and Exchange Commission on March 31, 2025. Unless otherwise noted, defined terms used herein shall have the same meaning as set forth in the 2024 Annual Disclosure.

With reference to Section 1.1 of the 2024 Annual Disclosure (“General”), on March 4, 2025, Zorlu, one of Dorad’s shareholders, entered into two share purchase agreements covering its entire holdings in Dorad (25% of Dorad’s issued and outstanding shares) based on a valuation of Dorad of approximately NIS 2.8 billion. The first share purchase agreement entails the sale of 10% of Dorad’s share capital to The Phoenix Insurance Company Ltd. and The Phoenix Pension and Provident Fund Ltd. and is not subject to a right of first refusal under Dorad’s articles of association and shareholders agreement. The second share purchase agreement, or the Dorad SPA, entails the sale of an additional 15% of Dorad’s issued and outstanding shares to The Phoenix Insurance Company Ltd., The Phoenix Pension and Provident Fund Ltd., Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership, through its general partner – Y.L. Shahar Investments in Energy Ltd. and is subject to a right of first refusal under Dorad’s articles of association and shareholders agreement.

The Dorad SPA provides for an aggregate purchase price of approximately NIS 424.4 million, subject to certain adjustments, and the consummation of the sale is subject to customary conditions to closing (including receipt of approvals from Dorad’s board of directors, governmental authorities and Dorad’s lenders, and the consummation of the sale of 10% of Dorad’s issued and outstanding shares under the first share purchase agreement). The Dorad SPA also requires the purchaser to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million on the date of execution of the Dorad SPA.

On March 6, 2025, following the execution of the Dorad SPA, Ellomay Luzon Energy received a sale notice, or the Sale Notice, from Zorlu with respect to 15% of Dorad’s issued and outstanding shares, or the Offered Shares. Pursuant to Dorad’s articles of association and shareholders agreement, Dorad’s shareholders, including Ellomay Luzon Energy, were required to respond within 30 days.

Dorad’s financial statements note that on March 20, 2025, a preliminary discussion regarding the sale of Zorlu’s shares to the Phoenix and its affiliates was held during a meeting of Dorad’s board of directors, which, pursuant to Dorad’s articles of association, is authorized to determine whether the purchasers constitute a direct or indirect competitor of Dorad. At that meeting, the Dorad board of directors determined that the purchasers do not compete with Dorad.

On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all the Offered Shares. Ellomay Luzon Energy thereafter provided an acceptance notice to Zorlu, accompanied by an autonomous guarantee in the amount of the purchase price provided in the Dorad SPA for all the Offered Shares.

On April 7, 2025, Ellomay Luzon Energy received a notification from Zorlu stating that both Ellomay Luzon Energy and Edelcom, which currently holds 18.75% of Dorad, submitted acceptance notices with respect to all the Offered Shares. Dorad’s articles of association and shareholders agreement provide that in the event acceptance notices are delivered for a number of shares higher than the number of offered shares, the offered shares will be allocated among the offerees in accordance with their pro rata holdings in Dorad, subject to approval of the transfer of the shares by Dorad’s board of directors. Accordingly, Ellomay Luzon Energy and Edelcom each entered into a share purchase agreement with Zorlu with respect to 7.5% of the issued and outstanding shares of Dorad in a form substantially similar to the Dorad SPA. Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase all the Offered Shares should the sale to Edelcom not be consummated for any reason.

On May 27, 2025, Decision No. 71201 was issued by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve Zorlu’s transfer of from 10% to up to 19.9% of its shares to The Phoenix Insurance Company Ltd. and to The Phoenix Pension and Provident Funds Ltd.

Pursuant to the Dorad SPA, the consummation of the purchase of Dorad’s shares by Ellomay Luzon Energy and by Edelcom is expected to occur between June 30, 2025 and July 15, 2025 (the Long Stop Date determined in the Dorad SPA), subject to conditions to closing as set forth above. The conditions to closing under the Dorad SPA are not within Ellomay Luzon Energy’s control and the Company cannot at this point estimate whether and when they will be fulfilled.

Dorad notes in its financial statements as of and for the three months ended March 31, 2025 that due to regulatory restrictions, Phoenix and Dorad’s lenders have reached a preliminary agreement whereby, in lieu of a pledge over the Dorad shares that will be purchased by Phoenix and its affiliates, Dorad’s lenders will receive from Phoenix an alternative package of rights. Dorad notes that as of the date of the financial statements, the alternative package of rights has not yet been approved by Dorad’s authorized corporate bodies. Dorad further notes that in various correspondence, Dorad was informed by Edelcom that, in its view, the proposed alternative package of rights constitutes a matter that requires the consent of each of Dorad’s shareholders, and that the response of the other Dorad shareholders to this matter has not yet been received by Dorad.

To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company deposited an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank that issued the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company initially withdrew an amount of NIS 60 million under the Commercial Paper Agreement.

Dorad notes in its financial statements for and as of the three months ended March 31, 2025 that the sale of Zorlu’s holdings in Dorad has not yet received all required approvals, transfer deeds have not yet been delivered to Dorad and Dorad’s board of directors will be required to convene to approve the transfer of Zorlu’s holdings in Dorad in accordance with the securities purchase agreements executed.

The abovementioned disclosure in connection with the potential purchase of additional shares of Dorad constitutes forward-looking information, as defined in the Securities Law, 1968, and is based on the information, experience and estimates of the Company and Ellomay Luzon Energy as of this date. Such information and assessments may also not materialize, in whole or in part or may materialize in a different manner than anticipated, including due to factors that are unknown to the Company and Ellomay Luzon Energy as of the date of this report and are not under their control, which include, inter alia, the inability to fulfil conditions to closing, including the inability to obtain approvals or the failure to consummate the sale of 10% of Dorad’s issued and outstanding shares to the Phoenix and other risk factors listed in Section 1.17 of the 2024 Annual Disclosure.

With reference to Section 1.3 of the 2024 Annual Disclosure (“Distribution of Dividends”), as of March 31, 2025, the profits (as such term is defined in Section 302 of the Israeli Companies Law) of Dorad for purposes of distribution, based on Dorad’s financial statements for such period, were approximately NIS 1,027.3 million.

With reference to Section 1.4 of the 2024 Annual Disclosure (“Selected Financial Information”), Dorad’s financial results for the three months ended March 31, 2025 were included on a press release published by the Company and submitted to the MAGNA system on May 30, 2025.

With reference to Section 1.5.2 of the 2024 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Tariffs and Payments,” on December 29, 2024, the Israeli Electricity Authority published a decision regarding an annual update to the electricity tariff for 2025 for IEC consumers, according to which the average production component decreased by approximately 2.2% compared with the average production tariff published by the Israeli Electricity Authority in January 2024, and which was valid up to and including December 2024.

In addition, on March 26, 2025, the Israeli Electricity Authority published a decision updating its prior decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units,” which regulates the manner of construction and operation of conventional technology energy production facilities with a capacity higher than 630 MW and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The updated decision provides with regard to the availability tariff per KWh that it will be updated to NIS 0.0331 for manufacturers that will receive a tariff approval by June 30, 2026, NIS 0.0318 for manufacturers that will receive a tariff approval between July 1, 2026 and December 31, 2026 and NIS 0.0305 for manufacturers that will receive a tariff approval between January 1, 2027 and June 30, 2027. Furthermore, regarding the tariff approvals, the prior resolution was amended so that these will be granted to a maximum of four production units (instead of two), and a manufacturer that will reach commercial operation prior to December 31, 2029 will be entitled to an addition of 0.75% per month based on the number of months in which commercial operation preceded such date (this increase does not apply to the premium component of the tariff). In addition, the first manufacturer that will reach financial closing and receive a tariff approval within the dates set forth in the decision and will construct the facility north to Gush Dan based on the map included in the decision (an area that does not include Dorad’s geographic location) will be entitled to an addition of NIS 0.005 to the availability tariff applicable to it under the decision. The updated resolution will apply to the first four production facilities that will reach financial closing and receive tariff approval by no later than June 30, 2027.

With reference to Section 1.5.2 of the 2024 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Consumption Plans and Deviations,” with respect to the third-party notice filed by the IEC against Dorad, on February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court by March 31, 2025. On March 26, 2025, the IEC submitted an update to the District Court notifying of the Supreme Court’s decision to schedule a hearing on the appeal on December 1, 2025. On March 27, 2025, the District Court instructed to file an update with the District Court after a decision is made on the appeal or by the end of the year, whichever comes first. Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

With reference to Section 1.5.2 of the 2024 Annual Disclosure (“Limitations, Regulation, Standards and Special Requirements applicable to the Field of Operations”) under the heading “Market Model for Private Manufacturers on the Transmission Grid,” in connection with the hearing published by the Israeli Electricity Authority on September 4, 2024 and following the submission of Dorad’s response, on February 17, 2025, the Israeli Electricity Authority published a decision stating that Dorad’s price bid to the system operator will be in accordance with its tariff approval. Additionally, the decision stipulates that Dorad will not be able to transition to central loading until the matter is regulated. On February 18, 2025, the decision came into effect. Dorad’s return to tariff approval has no impact on Dorad’s financial results.

With reference to Section 1.6 of the 2024 Annual Disclosure (“Products and Services; Production Capacity; Possibility of Expansion of the Power Plant”) under the heading “Potential Expansion of the Dorad Power Plant (“Dorad 2”),” with respect to the claim filed by Edelcom against Dorad and its other shareholders in connection with the potential expansion of the Dorad Power Plant, on January 27, 2025, Edelcom filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request. On April 7, 2025, Dorad, EAPC and Ellomay Luzon Energy submitted their responses. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025. On May 14, 2025, the parties submitted a request for court approval of a procedural arrangement regarding the completion of the preliminary proceedings, whereby: the parties shall exchange document disclosure requests by June 1, 2025; the parties shall respond to the document disclosure requests and provide access to all documents listed in their disclosure affidavits by June 30, 2025; and any motions relating to document disclosure, if necessary, shall be submitted by July 21, 2025. On May 15, 2025, the court approved the procedural arrangement. Ellomay Luzon estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the proceeding. For an update concerning the decision issued by the Israeli Electricity Authority updating its prior decision regarding “Regulation for Conventional Production Units” see the update to the “Tariffs and Payments” section above.

With reference to Section 1.7 of the 2024 Annual Disclosure (“Customers”), on May 4, 2025, Dorad entered into an updated agreement with a major customer for the supply of electricity at a reduced tariff, which amends and replaces the agreement previously signed between Dorad and such customer on April 28, 2010, as amended from time to time. Pursuant to the updated agreement, Dorad undertakes to sell the customer all the electricity it requires. The term of the updated agreement is retroactively effective from December 1, 2024, and will expire on May 31, 2029.

With reference to Section 1.11.1 of the 2024 Annual Disclosure (“Raw Materials and Suppliers”) under the heading “Agreement with Tamar,” on May 4, 2025, Dorad entered into an agreement with the partners in the Tamar license to extend the Additional Tamar Agreement, which was originally set to expire in April 2025, until June 2025. In addition, it was agreed to increase the quantity of gas Dorad will purchase in 2026.

With reference to Section 1.11.1 of the 2024 Annual Disclosure (“Raw Materials and Suppliers”) under the heading “Agreement with Energean,” on March 12, 2025, Dorad entered into an amendment to the agreement with Energean pursuant to which the request for payment for the minimal natural gas quantities that Dorad undertook to purchase but did not consume during 2024 will be reduced and the daily quantity that Dorad will be required to consume during the summer months of 2026 was reduced.

With reference to Section 1.12 of the 2024 Annual Disclosure (“Working Capital”), as of March 31, 2025, Dorad had a working capital of approximately NIS 617.3 million.

With reference to Section 1.13 of the 2024 Annual Disclosure (“Financing”) under the heading “Financing Agreements,” as of March 31, 2025, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.1 billion and Dorad is in compliance with the financial standards required by the Dorad Credit Facility.

With reference to Section 1.13 of the 2024 Annual Disclosure (“Financing”) under the heading “Dorad Credit Rating,” on May 21, 2025, Dorad received a debt rating of Aa3.il with a stable outlook from Midroog Ltd. (an affiliate of Moody’s). The rating did not have an impact on the interest rate of Dorad’s credit facility.

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